Fitch Ratings maintains Ecopetrol's overall credit rating at BB+ and stable outlook.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company” or “Ecopetrol”) informs that Fitch Ratings  reported on November 6, 2024, that it has maintained the global credit rating of the Company at BB+ with a stable outlook. Additionally, the agency has downgraded the Standalone Credit Profile (“SCP”) from ‘bbb’ to ‘bbb-’ and affirmed the national long-term and short-term ratings of Ecopetrol at ‘AAA (col)’ with a Stable Outlook and ‘F1+(col)’, respectively.

Fitch noted that the global rating of ‘BB+’ reflects the stable operational condition of the Company as the leading producer of oil and gas in Colombia, as well as its significant energy transmission business in Colombia and other Latin American countries through its subsidiary Interconexión Eléctrica S.A. E.S.P -ISA. The agency indicated Ecopetrol’s strategic importance and ability to maintain a solid financial profile. is expected to

The SCPCwere by the agencyrobustness fromevaluation of the aforementioned factors and the other considerations contained in the report support an individual rating that is within Investment Grade and at a level above the Company’s overall rating.

The assessment of the aforementioned factors and other considerations contained in the report supports an SCP that remains within the Investment Grade range and above the Company’s global rating.

The complete report issued by the agency on November 6, 2024, can be consulted at the following link:

https://www.fitchratings.com/research/corporate-finance/fitch-affirms-ecopetrol-foreign-local-currency-idrs-at-bb-outlook-stable-06-11-2024

Bogota D.C., November 8, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co